United States securities and exchange commission logo





                     January 25, 2023

       Christa Davies
       Chief Financial Officer
       Aon plc
       The Metropolitan Building
       James Joyce Street
       Dublin 1, Ireland D01 K0Y8

                                                        Re: Aon plc
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            File No. 001-07933

       Dear Christa Davies:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance